

February 26, 2015

Ricardo Alejandro Torres
Co-Chief Executive Officer and Chief Financial Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

Re: Pampa Energy Inc.
Form 20-F for the Fiscal Year Ended December 31, 2013
File No. 1-34429

Dear Mr. Torres:

We have reviewed your January 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2014 letter.

Financial Statements

Consolidated Statements of Cash Flows, page F-16

1. We have reviewed your response to comment 1. In future filings, please clarify that the line item "Proceeds from funds obtained – CAMMESA operating financing" relates to accounts payable to CAMMESA in the ordinary course of business.

Notes to the Consolidated Financial Statements, page F-19

Note 39. Contingencies, page F-161

2. We have reviewed your response to comment 3. We read in your response that you recorded as income the discount (compensation for breaches) granted by the Contractor pursuant to the March Agreement in the amount of Ps. 85.2 million and offset the liability recorded from the last payment milestone under the agreement for the same amount. We

further note that this matter is in arbitration and your expert legal counselors consider the Contractor's arbitration claim for the payment of the last contractual milestone and the nullity of the recognition as highly unlikely to succeed. Please address the following comments:

- Please update us on the arbitration proceedings as of the date of your response. Please tell us whether the matter has been resolved and the outcome of such proceedings.

- Your response suggests that the accrual for the last milestone payment is a provision pursuant to IAS 37. If so, please tell us why you believe the accrual is a provision rather than a liability in the ordinary course of business. Refer to paragraph 11 of IAS 37.

- If you are treating the accrual as a provision and effectively recording a contingent asset by way of derecognizing a liability and recoding a gain, please tell us how your accounting complies with paragraphs 31 through 35 of IAS 37. In doing so, please tell us why you believe the realization of income is virtually certain.

- Please tell us why you did not apply the financial liability derecognition guidance of paragraph 3.3.1 of IFRS 9 which indicates that derecognition is only appropriate when the obligation is discharged, cancelled or expires. Please also tell us your consideration of reflecting any adjustments to amounts owed as reductions to the carrying amounts of the related fixed assets.

- We note that the March Agreement was entered into on March 30, 2011. Please tell us why the discount was not recorded in fiscal year 2011 but instead recorded in fiscal year 2013.

You may contact Yong Kim at (202) 551-3323, Andrew Blume at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief